Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

March 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

Re:	Brighthouse Life Insurance Company of NY

Brighthouse Shield Level Select 6-Year Annuity

Post-Effective Amendment No. 4 to the Registration Statement on Form S-1

File No. 333-265199

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company of NY (the “Company”) we are responding to the comments you conveyed to Dodie Kent and Alex Stith on March 6, 2023 with regard to the Company’s above-referenced Post-Effective Amendment No. 4. This letter has been filed as Correspondence, along with a revised prospectus reflecting the Company’s revisions in response to the Staff comments. A courtesy blackline reflecting the changes will be provided to the Staff.

For convenience, the Staff’s comments are repeated below, followed by the Company’s response.

General

1.	Comment: Generally, where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Company has made the requested revisions.

Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

Cover Page

2.

Comment: Pursuant to the Fourth Amendment to New York Regulation 47, please include on the cover page the specific disclosure described in Section 50-2.9(d)(9): “The index return may be positive, negative or zero and investment in the contract may result in a loss of principal. In some instances the investment loss for this product may be significantly greater than the potential investment gain.”

Response: The Company has made the requested revisions.

3.

Comment: Please include prominently on the cover page disclosure stating that only one Shield Option may be available at any time, and briefly outline the consequences of such event on the cover page. Example disclosure may state the following: “We reserve the right to stop offering all but one of the Shield Options. If we stop offering these Shield Options, you will be limited to investing in one Shield Option. At that time, you can choose to surrender your Contract, but you may be subject to surrender charges, taxes, tax penalties, and other adjustments. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract.” Please also specify if the one Shield Option will always be one of the current Shield Options, or one that is substantially similar to one of the current Shield Options.

Response: The Company has revised the cover page to be consistent with previous comments on the cover page for Brighthouse Life Insurance Company (“BLIC”) Shield Level Select Advisory.

4.	Comment: In the Risk Factors section, please reiterate the risk detailed above regarding the availability of Shield Options and surrender of the Contract.

Response: The Company has made the requested revisions.

Special Terms

5.

Comment: In the definitions of “Accrued Cap Rate,” “Accrued Shield Rate,” and “Accrued Step Rate,” please explain the embedded Vested Period in plain English terms instead of merely stating a formula. For example: “The Accrued Shield Rate is a fixed percentage of the Shield Rate during the Vested Period, and increases daily after the end of the Vested Period until it reaches the full amount of that rate at the Term End Date.”

Response: The Company has made the requested revisions.

Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

6.

Comment: In the definition of “Investment Amount,” please add “or the next Interim Value calculation” to the end of the first sentence. And at the end of the definition, please add “The remaining Investment Amount after a withdrawal will be used as the new Investment Amount for the term until the Term End Date for that Shield Option or for the next Interim Value calculation.

Response: The Company has revised the definition of “Investment Amount” to be consistent with previous comments on the definition of “Investment Amount without Performance Lock” in BLIC Shield Level Select Advisory.

7.	Comment: In the definition of “Performance Rate,” please correct the typo in the added language of the last line.

Response: The Company has revised the definition of “Performance Rate” to be consistent with previous comments on the definition of “Performance Rate” in BLIC Shield Level Select Advisory.

8.	Comment: In the fourth line of the definition of “Performance Rate Adjustment,” please revert to the original language or supplementally explain why the new language is appropriate.

Response: The Company has revised the definition of “Performance Rate Adjustment” to be consistent with previous comments on the definition of “Performance Rate Adjustment” in BLIC Shield Level Select Advisory.

9.

Comment: In the definition of “Vested Period,” the meaning of the phrase “automatically vests” is unclear, and the formula at the beginning of the definition is not plain English. Please revise the definition, similar to Comment no. 5 above. Suggested alternative disclosure could note that the Vested Period is the first part of a Term, during which the applicable Shield Rate or Cap Rate remains at a fixed percentage of the full Shield or Cap Rate. After the Vested Period ends, the Shield or Cap Rate increases daily until it reaches the full rate at the Term End Date.

Response: The Company has made the requested revisions.

10.	Comment: Please carry over any revisions made in the “Special Terms” section into the “Summary” section where these terms are discussed in more detail.

Response: The Company has made the requested revisions.

Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

Risk Factors

11.	Comment: Under “Effects of Withdrawals, Surrender, Annuitization or Death,” beginning on p. 15 of the prospectus,

a.

Consider reverting the 5th bullet back to its original language, and deleting the new 4th bullet. The 5th bullet could serve as a general description of the iterative growth of the Accrued Shield, Accrued Cap, and Accrued Step Rates, the calculation of the Interim Value, and the effects of negative or positive Index Performance.

b.

In the sixth bullet under the section, please revise for clarity, e.g., make clear that the pre-January 1, 2023 and the January 1, 2023 and later contracts operate the same in principal, i.e., a gradual increase in the accrual rates, but for Contracts issued on or after January 1, 2023, the accrued rates are constant during the Vested Period. Explain that “constant” accrual rates mean that neither your market participation nor your protection increases.

Response: The Company has made the requested revisions.

Term

12.	Comment: On p. 21 of the prospectus under “Term End Date,”

a.	In the second sentence, please replace “maturing Shield Options in which you are currently invested” with “Term End Date.”

b.

Please rephrase the third and fourth sentences, beginning with “At the Term End Date,” and ending with “instruct us otherwise,” to indicate that this information will be provided in a written Notice thirty days in advance of the Term End Date. Please also disclose that the Notice will provide information on where to find information about the Renewal, Cap and Step Rates for the available Shield Options and the Interest Rate for the Fixed Account.

Response: The Company has made the requested revisions.

Indices

13.	Comment: On p. 21, under “Discontinuation or Substantial Change to an Index,” please briefly provide details as to why an Index may be discontinued.

Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

Response: Respectfully, the Company declines to make this change. The Company believes the disclosure adequately reflects the reasons we may discontinue the availability of an Index and is consistent with industry best practices.

Calculating Your Investment Amount on a Term End Date

14.	Comment: On p. 26 in Example 1A, in the “Notes to the table above,”

a.	Please prominently indicate that the following notes describe important calculations showing how each footnoted value in the table above was determined.

b.	Additionally, please present the footnotes in a larger font size, but smaller than the main text.

c.

In footnote 2, please make the formula one single line, whenever possible. If one line is not practical, please break the formula up by mathematical function (e.g., at a division symbol or equal sign). Please apply this comment throughout the prospectus where applicable.

Response: The Company has made the requested revisions.

Interim Value Calculation

15.

Comment: On p. 28, in the last sentence of the first paragraph after the table, please make clear at the beginning of the sentence that the minimum rates and Vesting Period apply for Contracts issued on or after January 1, 2023.

Response: The Company has made the requested revisions.

16.

Comment: Under “Accrued Shield Rate for Interim Value Calculation” on p. 28, in the second paragraph, please revise “Accrued Step Rate” and “Step Rate” to “Accrued Shield Rate” and “Shield Rate,” respectively.

Response: The Company has made the requested revisions.

17.

Comment: On p. 29, in the last paragraph under “Accrued Step Rate for Interim Value Calculation,” please reiterate that minimum rates apply after January 1, 2023. Please carry this comment throughout the prospectus where applicable.

Response: The Company has made the requested revisions.

Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

Withdrawal Provisions

18.	Comment: In the last paragraph on p. 32, please add “or the next Interim Value calculation” at the end of the first sentence.

Response: The Company has made the requested revisions.

19.

Comment: In Example 3A on p. 35, please decrease the Cap Rate of 60% used in the example to a more realistic Cap Rate, unless the Company can supplementally confirm that a 50-60% percent Cap Rate is expected for this product.

Response: The Company confirms that a Cap Rate of at least 50-60% is expected for Shield Options with a 3-year Term.

20.	Comment: In Example 3A, in the “Investment Amount adjusted for any withdrawals” line item, please revise this as “Investment Amount at Term Start Date adjusted for any withdrawals.”

Response: The Company has made the requested revisions.

21.

Comment: In the footnotes following Example 3A, in the last paragraph of footnote 6, please replace “…new Investment Amount for the Term until the Term End Date…” with “…new Investment Amount at Term Start Date until the Term End Date…”. Please apply this comment throughout the other Examples as applicable.

Response: The Company has made the requested revisions.

Federal Tax Considerations

22.	Comment: On p. 45, under “Introduction,” please explain supplementally why the third paragraph was deleted.

Response: The Company removed this paragraph because the federal taxation and product design are such that no charges or credits will be made for taxes in the Separate Account.

Independent Registered Public Accounting Firm

23.	Comment: On p. 58, please retain the “Independent Registered Public Account Firm” disclosure that was deleted, or supplementally explain why the section was taken out.

Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

Response: The Company has now removed the section titled “Independent Registered Public Account Firm” because it will no longer incorporate by reference the financial statements on its form 10-K, and Form S-1 does not require this disclosure.

Part II

24.	Comment: In the Part II, please distinguish Exhibit 4(a) from Exhibit 4(j).

Response: The Company has made the requested revisions.

In Closing

25.

Comment: Please provide a response letter addressed to Mr. Oh in the form of an EDGAR correspondence in advance of the effective date of the filing. Please be reminded that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Company has done so.

*            *             *

We appreciate the Staff’s review of and comments on Post-Effective Amendment No. 5. If you have any questions or concerns about the responses set forth above, please call the undersigned at (212) 389-5080.

Very truly yours,

/s/ Dodie C. Kent
Dodie C. Kent
Partner

cc:	Michele H. Abate, Vice President & Associate General Counsel, Brighthouse Financial Alyson Saad, Managing Corporate Counsel, Brighthouse Financial